

11017727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
FEB 25 2011
WASH. D.C.
211 SECTION
PROCESSING

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SEC FILE NUMBER
8-48236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCM SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

140 BROADWAY, 18TH FLOOR
_____
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT R. LEWIS   212-380-2280
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
_____
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, FLOOR 3	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ROBERT R. LEWIS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCM SECURITIES, LLC_____ , as of DECEMBER 31_____, 20 10_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                                        Signature

CEO/COO
_____
                                                                        Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FPCM SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years ended December 31, 2010 and 2009

CONTENTS

 **Crowe Horwath.**


Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Member of
FPCM Securities, LLC
New York, New York

We have audited the accompanying statements of financial condition of FPCM Securities, LLC as of December 31, 2010 and 2009, and the related statements of operations, changes in member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPCM Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 22, 2011

FPCM SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2010	2009
ASSETS		
Cash and cash equivalents	$ 233,131	$ 55,990
Accounts receivable	636,523	160,274
Other assets	29,202	24,455
	$ 898,856	$ 240,719
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accrued commissions and other payables	$ 136,517	$ 153,655
Commitments and contingences		
Member's capital	762,339	87,064
	$ 898,856	$ 240,719

FPCM SECURITIES, LLC
STATEMENTS OF OPERATIONS

	Year ended December 31,	
	2010	2009
Revenue		
Commissions	$ 2,450,185	$ 2,057,313
Interest and dividend income	86	228
	2,450,271	2,057,541
Expenses		
Commissions	1,614,778	1,894,447
General and administrative	136,190	127,960
	1,750,968	2,022,407
Net income	$ 699,303	$ 35,134

FPCM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Balance, January 1, 2009	$	73,930
Capital distributions to member		(22,000)
Net income		35,134
Balance, December 31, 2009		87,064
Capital distributions to member		(24,028)
Net income		699,303
Balance, December 31, 2010	$	762,339

See accompanying notes to financial statements.

FPCM SECURITIES, LLC
STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2010	2009
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income	$ 699,303	$ 35,134
Changes in operating assets and liabilities		
Accounts receivable	(476,249)	24,666
Other assets	(4,747)	(6,892)
Accrued commissions and other payables	(17,138)	(48,168)
Net cash provided by operating activities	201,169	4,740
Cash flows used in financing activities		
Member capital distributions paid	(24,028)	(22,000)
Net increase (decrease) in cash and cash equivalents	177,141	(17,260)
Cash and cash equivalents at beginning of year	55,990	73,250
Cash and cash equivalents at end of year	$ 233,131	$ 55,990

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION

FPCM Securities, LLC (the "Company"), a wholly-owned subsidiary of FPCM Holdings, LLC (the "Parent Company"), was formed on February 14, 1995, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in the business of offering and selling securities and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), carries no customer funds or securities and is exempt from the requirement to make computations for the determination of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The principal office of the Company is located at 140 Broadway, 18th Floor, New York, NY 10005. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

The Company shall dissolve upon the earlier of dissolution date specified by managers or withdrawal of all managers, insolvency, liquidation and bankruptcy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The Company believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Revenue recognition

Revenue, which consists principally of commissions on private placement variable life insurance and annuity contracts as well as registered products, is recognized when earned and no longer subject to renegotiation or refund.

Commissions

Commission expense is recognized when the related revenue is earned and paid to an independent contractor for providing the Company with introductions to accredited investors. Commissions are paid within 30 days of the Company's successful receipt, deposit, and availability of funds for payments from commission revenue.

Income taxes

The Company is treated as a disregarded entity for federal, state and local income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the responsibility of the Parent Company.

- Continued -

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2010 and 2009.

Due to its pass-through status; the Company is not subject to U.S. federal income tax or state income tax. The Company is no longer subject to examination by taxing authorities for the years prior to 2007. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months.

Cash and cash equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The Company has deposits with commercial financial institutions, which, at times, may exceed FDIC insured limits. Management periodically evaluates the credit worthiness of these institutions and has not experienced any losses on such deposits.

Recent accounting pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

NOTE 3 – RELATED PARTY TRANSACTIONS

In January 2006, the Company entered into a four year agreement with First Principles Capital Management, LLC, an affiliate of the Parent Company to provide leased office space and administrative services to the Company. The Agreement required the Company to pay monthly fees of $3,000 per month during the years ended December 31, 2010 and 2009 and for the remaining term of the Agreement. The monthly fee includes rents, utilities, property taxes, property insurance, repairs and maintenance. Expenses related to the Agreement for each of the years ended December 31, 2010 and 2009 were $36,000 and are included in general and administrative expenses.

- Continued -

NOTE 3 – RELATED PARTY TRANSACTIONS (Continued)

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2010, the Company had net capital of $217,062 which was $207,961 in excess of its required minimum net capital of $9,101. The Company's ratio of aggregate indebtedness, which is comprised of accrued commissions and other payables, to net capital was 0.63:1 as of December 31, 2010.

NOTE 5 – CONTRACTS

In January 2006, the Company entered into a Broker/Dealer Sales and Supervision Agreement with Hartford Equity Sales Company, Inc. and Hartford Life Insurance Company (collectively, "Hartford") whereby the Company was appointed as agent for Hartford in the solicitation and procurement of private placement variable life insurance and annuity contracts as well as registered products. Approximately 37% and 61% of the Company's commission revenue for the years ended December 31, 2010 and 2009, respectively, were derived from the agreement with Hartford. Accounts receivable of $69,810 and $100,494 at December 31, 2010 and 2009, respectively, were due from Hartford and were collected during January 2011 and 2010, respectively.

The Company also entered into a Financial Operational and Procedures Agreement with Capital Markets Compliance, LLC in January 2006 to outsource its Financial and Operational Principal and Chief Financial Officer responsibilities.

NOTE 6 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

NET CAPITAL

Total member's capital	$	762,339
Less non-allowable assets		
Accounts receivable		(511,412)
Other assets		(29,202)
Total net capital before haircuts		221,725
Less haircuts on securities		
Money market funds		(4,663)
Net capital	$	217,062
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	9,101
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	9,101
Excess net capital	$	207,961
Excess net capital at 1,000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar capital requirement)	$	203,410

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	136,517
Ratio of aggregate indebtedness to net capital		0.63:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the Focus report on Form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule.

See accompanying notes to financial statements.

 **Crowe Horwath.**

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT

To the Member of
FPCM Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of FPCM Securities, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

New York, New York
February 22, 2011

 **Crowe Horwath.**

**Crowe Horwath LLP**
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT ACCOUNTANTS
ON APPLYING AGREED UPON PROCEDURES

To the Member of
FPCM Securities, LLC
New York, New York

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by FPCM Securities, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its Form SIPC-7. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenues in the audited financial statements included in Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences and mathematical errors; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

New York, New York
February 22, 2011

 **Crowe Horwath.**

Crowe Horwath LLP
Independent Member Crowe Horwath International




REPORT OF INDEPENDENT ACCOUNTANTS
ON APPLYING AGREED UPON PROCEDURES


To the Member of
FPCM Securities, LLC
New York, New York

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by FPCM Securities, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its Form SIPC-7. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenues in the audited financial statements included in Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences and mathematical errors; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 22, 2011

FPCM SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years ended December 31, 2010 and 2009